UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Outerwall Inc.

(Name of Subject Company (Issuer))

Aspen Merger Sub, Inc.

(Offeror)

a direct wholly owned subsidiary of

Aspen Parent, Inc.

(Parent of Offeror)

Apollo Management VIII, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Aspen Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$895,749,764	$90,202.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying (a) the offer price of $52.00 per share of common stock, par value $0.001 per share (“Shares”), of Outerwall Inc., a Delaware corporation (“Outerwall”), by (b) 17,225,957 Shares, which is the sum of (1) 17,215,401 Shares issued and outstanding (which includes 1,003,178 Shares issuable pursuant to time-based restricted stock and restricted stock earned pursuant to performance-based restricted stock awards, and unearned performance-based restricted stock awards) and (2) 10,556 Shares issuable upon the exercise of outstanding options with an exercise price that is less than $52.00. The foregoing share figures have been provided by Outerwall to the Offeror and are as of August 4, 2016, the most recent practicable date.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2016, issued August 27, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,202.00	Filing Party: Aspen Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, “Schedule TO”) filed by Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”), Aspen Parent, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”) on August 5, 2016. The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $52.00 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 to the extent specifically provided herein.

Item 11.	Additional Information.

The information set forth in Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

Litigation.

On August 12, 2016, Syed Abbas, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Syed Abbas v. Outerwall Inc., et al., Case No. 2:16-cv-1275. The complaint names as defendants Outerwall and members of the Outerwall Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions not be enjoined, and an award of attorneys’ and experts’ fees. As disclosed in the Schedule 14D-9, the defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Offeror will not necessarily announce such additional filings.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPEN MERGER SUB, INC.

By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

ASPEN PARENT, INC.

By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

BY: AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

Dated: August 15, 2016